Mr. Chad Eskildsen
Securities and Exchange Commission
Washington, DC

May 26, 2010

Re:	Matthew 25 Fund
	File Nos:	811-7471
			33-65411

Dear Mr. Eskildsen:

This letter is in response to your phone conversation with Lesley Buck on May 25, 2010 regarding our most recent N-CSR Annual Report filing
(filed on 2/22/10).

N-CSR Filing

1. Per your comment regarding the Fund's holdings that are over 5% of assets, this letter confirms that we are aware of the 5% rules. We pay close and careful attention to the IRS code that says that no more than 50% of the Fund's assets may be in security holdings that exceed 5% of the total assets of the Fund at the time of purchase. We have data going back many years regarding our quarterly testing of the 5% holdings. Additionally, our independent auditors are aware of these rules and examine our quaterly tests upon their visits.

2. Per your comment regarding the "Approval of Investment Advisory Agreement" section of our report, for our next annual report we will edit this section to include more details and specifics on the comparisons and discussions involved in the Advisory Agreement review process.

Thank you, Mr. Eskildsen for your comments and recommendations.

Please call me if you have any questions regarding the above matters.


				Sincerely,

                                /s/Mark Mulholland
				Mark Mulholland
				President


* The Matthew 25 Fund is responsible for the accuracy and adequacy of the disclosure in the filings;
* SEC staff comments or changes to disclosure in response to staff comments in the filings reviewed by the SEC staff do not foreclose the Commission from taking any action with respect to the filing; and
* The Fund may not assert SEC staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.